UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

Commission File Number 0-30600

The Westaim Corporation

(Translation of registrant’s name into English)

144-4th Avenue, S.W., Suite 1010
Calgary, Alberta T2P 3N4
Canada

(Address of principal executive officers)

(780) 992-5231

(Telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐                    Form 40-F  ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURES
EXHIBITS INDEX
Press Release re "Westaim announces 2004 Third Quarter results".
Registrant's Quarterly Report to Shareholders for the 3rd Quarter 2004

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The Westaim Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE WESTAIM CORPORATION
Date: November 8, 2004	By:	/s/ Douglas H. Murray Douglas H. Murray Assistant Corporate Secretary

EXHIBITS INDEX

1.	Press Release re “Westaim announces 2004 third quarter results”.

2.	The Registrant’s quarterly report to shareholders for the third quarter 2004 which is hereby filed with the Securities and Exchange Commission for the purpose of being (and hereby is) incorporated by reference in the Registration Statement on Form S-8 under the Securities Act of 1933 (Reg. no. 333-12532).